UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

As previously reported, Mr. Gordon Ireland, a member of the Board of Directors (the "Board") of Aspen Insurance Holdings Limited (the “Company”) and the Chair of the Audit Committee of the Board, notified the Company that he was not standing for re-election at the Company's 2021 Annual General Meeting. Mr. Ireland resigned on June 10, 2021 with immediate effect. Mr. Richard Lightowler, a member of the Board, has been appointed as Chair of the Audit Committee with immediate effect. The Company thanks Mr. Ireland for his valuable contributions to the Company during his time as a director and wishes him well.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: June 11, 2021	By:	/s/ Kevin Chidwick
	Name:	Kevin Chidwick
	Title:	Chief Financial Officer